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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                    For the three months ended June 30, 1999

                                  FLAG Limited
             (Exact name of Registrant as specified in its charter)

                                Emporium Building
                                 69 Front Street
                             Hamilton HM12, Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        Form 20-F |X|       Form 40-F |_|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

                              Yes |_|       No |X|

This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended June 30, 1999. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for the second quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

Certain capitalized terms contained herein have the meaning given to them in the Company's Annual Report filed on Form 20-F on March 31, 1999.

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

                                  FLAG LIMITED

                                    FORM 6-K

                                      INDEX

                                                                            Page
                                                                            ----

PART I     FINANCIAL INFORMATION ..............................................1

ITEM 1:    FINANCIAL STATEMENTS................................................1
           1.A   Consolidated Balance Sheets...................................1
           1.B   Consolidated Statements of Operations.........................2
           1.C   Consolidated Statement of Comprehensive Income................3
           1.D   Consolidated Statements of Cash Flows.........................4
           1.E   Notes to Consolidated Financial Statements....................6

ITEM 2:    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS...........................................8

PART II    MORE INFORMATION...................................................15

ITEM 1:    LEGAL PROCEEDINGS..................................................15
ITEM 2:    CHANGES IN SECURITIES..............................................15
ITEM 3:    DEFAULTS UPON SENIOR SECURITIES....................................15
ITEM 4:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS................15
ITEM 5:    OTHER INFORMATION..................................................15
ITEM 6:    EXHIBITS AND REPORTS FILED ON FORM 6-K.............................16

SIGNATURES ...................................................................17

PART I
Item 1.A

                                  FLAG LIMITED

                           CONSOLIDATED BALANCE SHEETS
                    AS OF JUNE 30, 1999 AND DECEMBER 31, 1998
          (Expressed in thousands of Dollars except per share amounts)

                                                                         1999             1998
                                                                     (unaudited)        (audited)
                                                                     -----------       -----------
ASSETS:
  Current assets:
    Cash                                                             $       846       $     3,024
    Accounts receivable, net of allowance for doubtful accounts
      of $8,630 (1998 - $8,630)                                           72,943            70,211

  Prepaid expenses and other assets                                        3,344             2,879
                                                                     -----------       -----------
                                                                          77,133            76,114

  Accounts receivable                                                     20,827            20,854
  Funds held by collateral trustee or in escrow                          170,804           255,366
  Construction in progress                                                43,271            11,494
  Capacity available for sale                                          1,046,117         1,095,099
  Capitalized financing costs, net of accumulated
    amortization of $2,303 (1998 - $1,498)                                11,530            12,352
Fixed assets, net                                                          4,558             4,487
                                                                     -----------       -----------
                                                                     $ 1,374,240       $ 1,475,766
                                                                     ===========       ===========
LIABILITIES:
  Current liabilities:
    Accounts payable                                                 $     4,265       $     6,018
    Accrued construction costs                                            78,713           146,165
    Accrued liabilities                                                   28,706            33,214
    Income taxes payable                                                   5,268             6,453
    Due to affiliate                                                         904             1,843
    Deferred revenue                                                      20,867            39,121
                                                                     -----------       -----------
                                                                         138,723           232,814
  8 1/4% senior notes, due 2008, net of unamortized
    discount of $5,026 (1998 - $5,321)                                   424,974           424,679
  Long-term debt                                                         241,500           271,500
  Deferred revenue and other                                              99,516            84,415
  Deferred taxes                                                           3,534             3,562
                                                                     -----------       -----------
                                                                         908,247         1,016,970
                                                                     -----------       -----------

SHAREHOLDERS' EQUITY:
  Class A common shares, $.0001 par value                                     --                13
  Class B common shares, $.0001 par value                                     64                57
  Additional paid-in capital                                             504,387           504,381
  Foreign currency translation adjustment                                   (539)             (704)
  Deficit                                                                (37,919)          (44,951)
                                                                     -----------       -----------
                                                                         465,993           458,796
                                                                     -----------       -----------
                                                                     $ 1,374,240       $ 1,475,766
                                                                     ===========       ===========

   The accompanying notes are an integral part of these financial statements.

PART I
Item 1.B

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                                            Three Months Ended                      Six Months Ended
                                                                  June 30,                               June 30,
                                                          1999                1998                1999              1998
                                                      -------------       -------------       -------------     -------------
REVENUES:
  Capacity sales, net of discounts                    $      49,074       $      20,463       $     76, 288     $      48,417
  Standby maintenance and restoration revenue                10,427               5,329              17,794            10,474
                                                      -------------       -------------       -------------     -------------
                                                             59,501              25,792              94,082            58,891
SALES AND OTHER OPERATING COSTS:
  Cost of capacity sold                                      24,748              12,146              33,505            24,706
  Operations and maintenance                                  7,771              10,104              15,039            19,174
  Sales and marketing                                         1,625                 810               3,535             1,574
  General and administrative                                  6,729               7,563              11,497            12,477
                                                      -------------       -------------       -------------     -------------
                                                             40,873              30,623              63,576            57,931

OPERATING INCOME (LOSS)                                      18,628              (4,831)             30,506               960

INTEREST EXPENSE                                             12,982              15,501              27,486            32,221
INTEREST INCOME                                               2,013               4,192               4,661             8,473
                                                      -------------       -------------       -------------     -------------

INCOME (LOSS) BEFORE INCOME TAXES                             7,659             (16,140)              7,681           (22,788)

PROVISION FOR INCOME TAXES                                      392                  65                 649               812
                                                      -------------       -------------       -------------     -------------

INCOME (LOSS) BEFORE
EXTRAORDINARY ITEM                                            7,267             (16,205)              7,032           (23,600)

EXTRAORDINARY ITEM                                               --                  --                  --            59,839
                                                      -------------       -------------       -------------     -------------

NET INCOME (LOSS)                                             7,267             (16,205)              7,032           (83,439)

CUMULATIVE PAY-IN-KIND PREFERRED
  DIVIDENDS                                                      --                  --                  --             1,508

REDEMPTION PREMIUM AND WRITE-OFF
  OF DISCOUNT ON PREFERRED SHARES                                --                  --                  --             8,500
                                                      -------------       -------------       -------------     -------------

NET INCOME (LOSS) APPLICABLE TO
  COMMON SHAREHOLDERS                                 $       7,267       $     (16,205)      $       7,032     $     (93,447)
                                                      =============       =============       =============     =============

Basic and diluted income (loss) per common share
- Class A                                             $          --       $       (0.01)      $          --85     $       (0.08)
Basic and diluted income (loss) per common share
- Class B                                             $        0.01       $       (0.03)      $        0.01     $       (0.15)
Weighted average common shares outstanding
- Class A                                                        --         132,000,000                  --       132,000,000
Weighted average common shares outstanding
- Class B                                               635,796,330         565,858,741         635,796,330       565,858,741

   The accompanying notes are an integral part of these financial statements.

PART I
Item 1.C

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                             Three Months Ended          Six Months Ended
                                                   June 30,                   June 30,
                                               1999        1998           1999        1998
                                             --------    --------       --------    --------
NET INCOME (LOSS)                            $  7,267    $(16,205)      $  7,032    $(93,447)

Foreign currency translation adjustment             5          --            165          --
                                             --------    --------       --------    --------
COMPREHENSIVE INCOME (LOSS)                  $  7,272    $(16,025)      $  7,197    $(93,447)
                                             ========    ========       ========    ========

   The accompanying notes are an integral part of these financial statements.

PART I
Item 1.D

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                                                             1999          1998
                                                                          ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) applicable to common shareholders                     $   7,032      $ (93,447)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Pay-in-kind preferred dividends                                              --          1,508
    Redemption premium and write-off of discount on preferred shares             --          8,500
    Amortization of financing costs                                             822          2,566
    Extraordinary item-loss on refinancing                                       --         59,839
    Provision for doubtful accounts                                              --          1,445
    Senior debt discount                                                        295            295
    Depreciation                                                                721            266
    Deferred taxes                                                               --            137
    Add (deduct) net changes in operating assets and liabilities:
      Accounts receivable                                                    (2,731)        82,998
      Prepaid expenses and other assets                                        (519)           469
      Capacity available for sale                                            37,982         25,054
      Accounts payable and accrued liabilities                               (5,929)        13,390
      Income taxes payable                                                   (1,132)           588
      Due to affiliate                                                         (939)           448
      Deferred revenue and other                                             (3,153)       (28,238)
                                                                          ---------      ---------
        Net cash provided by operating activities                            32,449         75,818
                                                                          ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing costs incurred                                                       --        (13,330)
  Net proceeds from issuance of 8 1/4% senior notes                              --        424,088
  Proceeds from long-term debt                                                   --        320,000
  Repayment of long-term debt                                               (30,000)      (654,207)
  Redemption of preferred shares                                                 --       (139,454)
  Decrease in funds held by collateral trustee or in escrow                  84,562        173,105
                                                                          ---------      ---------
    Net cash provided by financing activities                                54,562        110,202
                                                                          ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction                                                (88,229)      (183,130)
  Purchase of fixed assets                                                     (933)        (1,752)
                                                                          ---------      ---------
        Net cash used in investing activities                               (89,162)      (184,882)
                                                                          ---------      ---------

NET INCREASE (DECREASE) IN CASH:                                             (2,151)         1,138
  Effect of foreign currency movements                                          (27)            --
CASH, beginning of period                                                     3,024          2,490
                                                                          ---------      ---------
CASH, end of period                                                       $     846      $   3,628
                                                                          =========      =========

   The accompanying notes are an integral part of these financial statements.

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                                         1999            1998
                                                      ---------       ---------
SUPPLEMENTAL INFORMATION ON NON-CASH
   OPERATING ACTIVITIES:

   Decrease in capacity available for sale            $  48,982       $  25,054
   Decrease in accrued construction costs               (11,000)             --
                                                      ---------       ---------
   Cost of capacity sold                              $  37,982       $  25,054
                                                      =========       =========

SUPPLEMENTAL INFORMATION ON NON-CASH
   INVESTING ACTIVITIES:

   Increase in construction in progress               $  31,777       $   6,953
   Decrease in accrued construction costs                56,452         176,177
                                                      ---------       ---------
   Cash paid for construction                         $  88,229       $ 183,130
                                                      =========       =========

SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH
   FLOW INFORMATION:
   Interest expense for period                        $  27,486       $  32,221
   Amortization of financing costs                       (1,117)         (2,861)
   Increase in accrued interest payable                     (34)        (18,876)
                                                      ---------       ---------
   Interest paid                                      $  26,335       $  10,484
                                                      =========       =========

   The accompanying notes are an integral part of these financial statements.

PART I
ITEM 1.E

                                  FLAG LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          As of June 30, 1999 and 1998

          (Expressed in thousands of Dollars except per share amounts)
                                   (Unaudited)

1.    GENERAL

      The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the three and six month periods ended June 30, 1999 and 1998, the balance sheet as of June 30, 1999, and the cash flows for the six month periods ended June 30, 1999 and 1998. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1998. The results of operations for any interim period are not necessarily indicative of results for the full year.

2.    NET INCOME (LOSS) PER COMMON SHARE

      In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net income per Class B common share in 1999 is based on dividing the net income by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A common share and Class B common share in 1998 are based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding, respectively, during the period.

      The basic net loss per Class A common share and Class B common share before the extraordinary item for the six month period ended June 30, 1998 is $(0.03) and $(0.05) respectively.

3.    CONTINGENCIES

      The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

4.    PENDING ACCOUNTING STANDARD

      The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133"). Following the amendment made by SFAS No. 137, SFAS No. 133 is effective for periods beginning after June 15, 2000. Management does not expect the impact of the adoption of SFAS 133 on the Company's financial position or results of operations to be material.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PART I
ITEM 2

QUARTER ENDED JUNE 30, 1999 COMPARED WITH THE QUARTER ENDED JUNE 30, 1998

RESULTS OF OPERATIONS

Revenues

Total revenue recognized by the Company during the quarter ended June 30, 1999, was $59.5 million compared to $25.8 million in total revenue for the quarter ended June 30, 1998.

Revenue recognized from the sale of capacity was $49.1 million for the quarter ended June 30, 1999 compared to $20.5 million during the quarter ended June 30, 1998. As of June 30, 1999, the Company had entered into sales transactions with 88 international telecommunication carriers compared to 74 as of June 30, 1998.

Revenue recognized from standby maintenance fees was $7.1 million for the quarter ended June 30, 1999 compared to $5.3 million for the quarter ended June 30, 1998. The increase in standby maintenance revenue of $1.8 million for the quarter ended June 30, 1999 is a result of the increase in cumulative capacity sales on the FLAG System. The Company also generated revenues from restoration services during the quarter ended June 30, 1999. Revenues from these services, provided to alternate cable systems on a non-reciprocal basis, were $3.3 million. No revenues were recognized in respect of restoration services in the quarter ended June 30, 1998.

Operating Expenses

For the quarter ended June 30, 1999, the Company recorded $24.7 million in respect of the cost of capacity sold compared to $12.1 million recorded in the quarter ended June 30, 1998. The gross profit on capacity sales of 49.6% for the quarter ended June 30, 1999, compares to a gross profit of 40.6% realized in the quarter ended June 30, 1998. The increase in margin is a result of sales of capacity in the quarter ended June 30, 1999 on segments having a higher gross margin than the segments on which capacity was sold during the quarter ended June 30, 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG System and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

During the quarter ended June 30, 1999 the Company incurred $7.8 million in operations and maintenance costs compared to $10.1 million for the quarter ended June 30, 1998. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The decrease in operations and maintenance costs are largely a result of the termination of the Program Management Services Agreement with Bell Atlantic Network Systems Company ("BANSC") in May 1998 combined with a decrease in some cable maintenance costs.

During the quarter ended June 30, 1999, $1.6 million in sales and marketing costs were incurred compared to $0.8 million incurred during the quarter ended June 30, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the quarter ended June 30, 1999 over the quarter ended June 30, 1998 is due to employment and related costs associated with the Company fully undertaking all sales and marketing activities which were previously managed by Bell Atlantic Network Systems (Bermuda) Limited ("BANS") under a Marketing and Services Agreement until May 1998.

In May 1998, the Company and BANS agreed to terminate the Marketing and Services Agreement which appointed BANS as the exclusive sales agent for the Company throughout the world. Sales commissions incurred under the Sales and Marketing agreement prior to its termination are expensed at the time the related revenue is recognized. Commissions on sales capacity credits or half-MIUs where there has been no match of a correspondent carrier are reflected as a prepaid expense at the time incurred and expensed when the related revenue is recognized.

During the quarter ended June 30, 1999, $6.7 million of general and administrative expenses were incurred compared to $7.6 million during the quarter ended June 30, 1998. The decrease in general and administrative costs in the quarter ended June 30, 1999, is largely due to a reduction in costs associated with the transition of the Company from a development stage company to an operating company which were incurred in the quarter ended June 30, 1998.

Interest Expense and Interest Income

Interest expense on borrowings decreased from $15.5 million for the quarter ended June 30, 1998 to $13.0 million for the quarter ended June 30, 1999. The decrease in interest expense of $2.5 million is attributable to a reduction in the Company's long term debt facility from $280.9 million as at June 30, 1998 to $241.5 million as at June 30, 1999 combined with a reduction in interest rates over the same period.

Interest income of $2.0 million was earned during the quarter ended June 30, 1999 compared to $4.2 million earned during the quarter ended June 30, 1998. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

During the quarter ended June 30, 1999 the Company capitalized $1.0 million of interest costs as a component of construction in progress.

Provision for Taxes

The provision for taxes was $0.4 million for the quarter ended June 30, 1999 compared to $0.1 million for the quarter ended June 30, 1998. The tax provisions for periods consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

Net Income (Loss) Applicable to Common Shareholders

For the quarter ended June 30, 1999 the Company recorded net income applicable to common shareholders of $7.3 million compared to net loss applicable to common shareholders of $16.2 million for the quarter ended June 30, 1998. This is attributable to the Company recording operating income of $18.6 million for the quarter ended June 30, 1999 compared to an operating loss of $4.8 million for the quarter ended June 30, 1998, a decrease in interest expense of $2.5 million, offset by a $0.3 million increase in tax expense and a reduction in interest income of $2.2 million.

Basic and diluted income per common share was $0.01 for the quarter ended June 30, 1998 compared to a net loss per Class A common share of $(0.01) and a net loss per Class B common share of $(0.03) for the quarter ended June 30, 1998. The improvement in the basic and diluted loss per common share reflects the net income of $7.3 million for the quarter ended June 30, 1999 compared to a net loss of $16.2 million for the quarter ended June 30, 1998.

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

RESULTS OF OPERATIONS REVENUES

Total revenue recognized by the Company during the six months ended June 30, 1999, was $94.1 million compared to $58.9 million in total revenue for six months ended June 30, 1998.

Revenue recognized from the sale of capacity was $76.3 million for the six months ended June 30, 1999 compared to $48.4 million during the six months ended June 30, 1998. As of June 30, 1999, the Company had entered into sales transactions with 88 international telecommunication carriers compared to 74 as of June 30, 1998.

Revenue recognized from standby maintenance fees was $13.8 million for the six months ended June 30, 1999 compared to $10.5 million for the six months ended June 30, 1998. The increase in standby maintenance revenue of $3.3 million for the six months ended June 30, 1999 is a result of the increase in cumulative capacity sales on the FLAG System. The Company also generated revenues from restoration services during the six months ended June 30, 1999. Revenues from these services, provided to alternate cable systems on a non-reciprocal basis, were $4.0 million. No revenues were recognized in respect of restoration services in the six months ended June 30, 1998.

OPERATING EXPENSES

For the six months ended June 30, 1999, the Company recorded $33.5 million in respect of the cost of capacity sold compared to $24.7 million recorded in the six months ended June 30, 1998. The gross profit on capacity sales of 56.1% for the six months ended June 30, 1999, compares to a gross profit of 49.0% realized in the six months ended June 30, 1998. The increase in margin is a result of sales of capacity in the six months ended June 30, 1999 on segments having a higher gross margin than the segments on which capacity was sold during the six months ended June 30, 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG System and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

During the six months ended June 30, 1999 the Company incurred $15.0 million in operations and maintenance costs compared to $19.2 million for the quarter ended June 30, 1998. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The decrease in operations and maintenance costs are largely a result of the termination of the Program Management Services Agreement with BANSC in May 1998 combined with a decrease in some cable maintenance costs.

During the six months ended June 30, 1999, $3.5 million in sales and marketing costs were incurred compared to $1.6 million incurred during the six months ended June 30, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the six months ended June 30, 1999 over the six months ended June 30, 1998 is due to employment and related costs associated with the Company fully undertaking all sales and marketing activities which were previously managed by BANS under a Marketing and Services Agreement until May 1998.

In May 1998, the Company and BANS agreed to terminate the Marketing and Services Agreement which appointed BANS as the exclusive sales agent for the Company throughout the world. Sales commissions incurred under the Sales and Marketing agreement prior to its termination are expensed at the time the related revenue is recognized. Commissions on sales capacity credits or half-MIUs where there has been no match of a correspondent carrier are reflected as a prepaid expense at the time incurred and expensed when the related revenue is recognized.

During the six months ended June 30, 1999, $11.5 million of general and administrative expenses were incurred compared to $12.5 million during the quarter ended June 30, 1998. The decrease in general and administrative costs in the six month period ended June 30, 1999, is largely due to a reduction in costs associated with the transition of the Company from a development stage company to an operating company which were incurred in the six month period ended June 30, 1998.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $32.2 million for the six months ended June 30, 1998 to $27.5 million for the six months ended June 30, 1999. The decrease in interest expense of $4.7 million is attributable to a reduction in the Company's long term debt facility from $280.9 million as at June 30, 1998 to $241.5 million as at June 30, 1999 combined with a $1.7 million reduction in amortized financing costs and a reduction in interest rates over the same period.

During the six months ended June 30, 1999 the Company capitalised $1.0 million of interest costs as a component of construction in progress.

Interest income of $4.7 million was earned during the six months ended June 30, 1999 compared to $8.5 million earned during the six months ended June 30, 1998. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $0.6 million for the six months ended June 30, 1999 compared to $0.8 million for the six months ended June 30, 1998. The tax provisions for periods consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

EXTRAORDINARY ITEM

In connection with the Refinancing that took place on January 30, 1998, the Company recorded an extraordinary loss of $59.8 million in the statement of operations for the six months ended June 30, 1998. The loss on refinancing


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represents the write-off of unamortized deferred financing costs related to the
Old Credit Facility. No Refinancing occurred in the six months ended June 30, 1999.

In addition, in connection with the Refinancing in January 1998, the Company redeemed the Preferred Stock at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Stock on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital in the six month period ended June 30, 1998. There were no costs of this nature recorded in the six month period ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

On January 30, 1998, the Company completed a refinancing which resulted in the repayment of all outstanding borrowings under the Old Credit Facility and the redemption of the Series A Preferred Shares. The refinancing consisted of $370.0 million of bank credit facilities and $430.0 million of 8 1/4% Senior Notes maturing January 30, 2008.

Upon consummation of the Refinancing on January 30, 1998, the remaining amount of unamortized capitalized financing costs related to the Old Credit Facility of $59.8 million was written off as a component of the loss on refinancing in the statement of operations. Also in connection with the Refinancing, the Company recorded a reduction to additional paid in capital of $8.5 million representing the excess of the $139.5 million paid to redeem the Preferred Stock over the $131.0 million carrying value of the Preferred Stock on the date of redemption.

The bank credit facilities include a seven year $320.0 million term loan facility and a $50.0 million revolving credit facility. On January 30, 1998, the Company borrowed $320.0 million under the term loan facility. During the year ended December 31, 1998, the Company repaid $48.5 million of the term loan facility, of which $39.1 million was paid in the six months ended June 30, 1998. During the six months ended June 30, 1999 the Company repaid a further $30.0 million, resulting in a balance remaining of $241.5 million as of June 30, 1999.

Borrowings under the bank credit facility bear interest at LIBOR plus 190 to
212.5 basis points. At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the bank credit facility. Under the swap agreements, the Company pays a fixed rate of 5.6% on a notional amount of $60.0 million and a fixed rate of 5.79% on a notional amount of $100.0 million and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000 respectively, unless extended an additional one year and six months respectively at the option of the counterparty.

The net cash amount received or paid on interest rate hedging instruments is recognized as an adjustment to interest cost on the related debt.

The Company believes that it will have no need for additional borrowing. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from billings of standby maintenance charges and restoration services, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve accounts.

As of June 30, 1999 and December 31, 1998, the Company had working capital deficits of $61.6 million and $156.7 million respectively. The working capital deficit was primarily a result of the current accounts payable to the


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Contractors which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities and used in investing activities during the six months ended June 30, 1999 was $32.4 million and $89.2 million respectively. As of June 30, 1999, cash on deposit with the Collateral Trustee or in escrow had decreased to $170.8 million from $255.4 million at December 31, 1998, primarily as a result of the repayment of a portion of the term loan facility and payments to the Contractors.

Total cash provided by operating and used in investing activities during the six months ended June 30, 1998 was $75.8 million and $184.9 million respectively. Cash on deposit with the Collateral Trustee or in escrow at June 30, 1998 was $255.4 million.

Assets

The Company's major asset is the telecommunications capacity available for sale on the FLAG System, which accounts for approximately $1.046 billion of assets as of June 30, 1999 ($1.095 billion as of December 31, 1998). The Company's fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and autos. Other assets are primarily intangible such as capitalized financing costs.

The Company is currently constructing Landing Stations in Saudi Arabia and Jordan to enhance the FLAG System which are expected to cost approximately $53 million.

YEAR 2000

During 1999, the Company has continued its evaluation of the risks created by the Year 2000 problem. The Company is currently in the process of obtaining certificates of Year 2000 compliance from its suppliers for the equipment used in its systems. In addition, overall system tests have been successfully conducted under laboratory conditions during the second quarter of 1999. The live FLAG Cable System certification is expected to be achieved in the third quarter of 1999.

While the company believes that it is taking the necessary steps to resolve its Year 2000 issues in a timely manner, there can be no assurance that the Company will not have any Year 2000 problems. If any such problems occur, the Company will work to solve them as quickly as possible. At present, the Company does not expect that such problems related to the Company's internal IT and non-IT systems will have a material adverse effect on its business. The failure, however, of one or more of the Landing Parties to be Year 2000 compliant could have a material adverse effect on the Company.

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements included in this Quarterly Report regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the


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

Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for the six months ends June 30, 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Quarterly Report.


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

PART II
ITEM 1: LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

ITEM 2: CHANGES IN SECURITIES

Not Applicable.

ITEM 3: DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At a meeting of the Company held by way of a conference call on February 15, 1999, the shareholders of the Company unanimously approved the amended Bye-Laws of the Company. On February 26, 1999, the shareholders of the Company unanimously passed a resolution appointing John Hossenlopp and Steven Smith to serve, and Andres Bande to continue to serve, on its Board of Directors until re-elected or their successors are appointed at the next annual general meeting. John Hossenlopp subsequently resigned as a Director on April 22, 1999.

ITEM 5: OTHER INFORMATION

In February 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted to Class B common shares and the shareholders of the Company transferred to FTHL 418,259,688 Class B common shares in exchange for an equal number of shares in FTHL. As a result of this reorganization, FTHL held 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company

FTHL also has an indirect 50% interest in FLAG Atlantic Limited ("FAL"), a joint venture company set up to build, own and operate a transatlantic fiber optic cable system connecting the U.S., U.K. and France. Global Telesystems Group, Inc. owns the remaining interest in the venture. The transatlantic cable system will be designed to carry voice, high-speed data and video traffic. The system will consist of three self-healing rings including (i) a ring among two Landing Stations on Long Island and two points of presence in New York City; (ii) a northern Atlantic cable from Long Island to England and a southern Atlantic cable from Long Island to France; and (iii) a ring in Europe among the Landing Stations in England and France and points of presence in London and Paris. The fiber optic link will be based on Synchronous Digital Hierarchy and use dense wave division multiplexing technology. The project is subject to financing, the execution of related agreements and other conditions.


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

ITEM 6: EXHIBITS AND REPORTS FILED ON FORM 6-K

Not Applicable.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        FLAG LIMITED


                                        By: /s/ James P. Campbell
                                            ------------------------------------
                                            James P. Campbell
                                            Chief Financial Officer


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